Exhibit 99.1

Suncor Policy

Approved by: President & CEO

Sensitivity: Public

Business Conduct Policy

Policy Statement	We adhere to the highest standards of ethical business conduct in all we do. Our legal obligations, reputation as a company and the trust of our stakeholders depend on the actions and behaviours of all of us.

Our Beliefs and How We Work	We provide detailed standards to our people to meet that commitment.

•	These standards, which together comprise our Standards of Business Conduct Code, include:

o	Accounting, Reporting and Business Controls Standard
o	Communications with the Public Standard
o	Competition Standard
o	Confidentiality Standard
o	Conflict of Interest Standard
o	Directors, Officers, Trustees and Board Members of Outside Organizations Standard
o	Material Information and Trading in Suncor Securities Standard
o	Prevention of Improper Payments Standard
o	Respectful Workplace Standard

We communicate out expectations to our vendors and contractors through our Supplier Code of Conduct

The current revision of this approved document is kept online. Printed and digital copies are uncontrolled.

SUN-00309	1 of 2	Revision: 1.0

Suncor Policy

Approved by: President & CEO

Sensitivity: Public

We all share a responsibility to speak up and report violations of our Standards of Business Conduct Code.

We do not tolerate retaliation of any kind against anyone who provides information in good faith relating to an activity that they believe is unethical or contrary to Suncor policies and standards.

The current revision of this approved document is kept online. Printed and digital copies are uncontrolled.
Controlled Document
SUN-00309	2 of 2	Revision: 1.0

Suncor Standard

Accounting, Reporting and Business Control Standard

Sensitivity: Public

Accounting, Reporting and Business Control Standard

The current revision of this approved document is kept online. Printed and digital copies are uncontrolled.

SUN-00310	1 of 8	Revision: 1.0

Suncor Standard

Accounting, Reporting and Business Control Standard

Sensitivity: Public

Owner:	Chief Financial Officer

Approver:	Chief Financial Officer

First Effective:	2014-02-01

Last Updated:	2026-01-28

Last Reviewed:	2026-01-28

Reviewed:	Annually
Refer to the Suncor Governing Documents (SGD) site to find, create, update or request deviations from SGDs. For additional guidance or help, please refer to the Suncor Governing Document FAQ.

The current revision of this approved document is kept online. Printed and digital copies are uncontrolled.
Controlled Document
SUN-00310	2 of 8	Revision: 1.0

Suncor Standard

Accounting, Reporting and Business Control Standard

Sensitivity: Public

Summary of Changes

Revision: 1.0	Date: 2026-01-28 (EGD-755)

Location of Change	Summary of Change
Entire Document	This document supersedes the Accounting, Reporting and Business Controls PG&S (CO-050) and has been updated to the current Suncor Governing Documents template.

The current revision of this approved document is kept online. Printed and digital copies are uncontrolled.

SUN-00310	3 of 8	Revision: 1.0

Suncor Standard

Accounting, Reporting and Business Control Standard

Sensitivity: Public

Contents

Summary of Changes	3

Contents	4

1	About this Standard	5

2	Accounting, Reporting and Business Control Requirements	6

3	References	8

The current revision of this approved document is kept online. Printed and digital copies are uncontrolled.

SUN-00310	4 of 8	Revision: 1.0

Suncor Standard

Accounting, Reporting and Business Control Standard

Sensitivity: Public

1	About this Standard

Purpose	The purpose of this Standard is to ensure that Suncor’s financial statements and any related disclosures are free of any material misstatements or omissions, and, together, fairly present, in all material respects, Suncor’s financial condition, results of operations and cash flows.

Scope	This Standard applies to all Suncor Personnel and forms part of Suncor’s Standards of Business Conduct Code and Compliance Program.

Target Audience	This Standard applies to Suncor Energy Inc., its subsidiaries and any joint ventures operated by Suncor Energy Inc. or its subsidiaries (collectively “Suncor” or “the company” or “enterprise-wide”).

As used in this document, “Suncor personnel” includes directors, officers, employees and contingent workers of Suncor.

Conformance Expectations	Conformance to this Standard is required upon the date of approval.

Suncor Personnel must also comply with the requirements of applicable laws and regulations relating to the matters covered by this Standard. If a deviation to this Standard is required, you must follow the governing documents deviation process.

Suncor Personnel who violate this Standard will be subject to appropriate remedial and/or disciplinary action, up to and including termination of employment or termination of contract.

No retaliation or reprisals will be tolerated against any individual who, in good faith, complains of, reports or participates in the investigation of any incident of an alleged violation of this Standard. If you have witnessed behaviour that is contrary to this Standard, you are strongly encouraged to report the incident.

Introduction	All Suncor Personnel have an obligation to ensure that transactions (including provisions, impairments and other accounting entries) are recorded in Suncor’s accounts accurately and promptly, that any known inaccuracies, misrepresentations or omissions are promptly identified and reported and that transactions are conducted within the appropriate level of authority and in accordance with prescribed policies and procedures.

The current revision of this approved document is kept online. Printed and digital copies are uncontrolled.

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Suncor Standard

Accounting, Reporting and Business Control Standard

Sensitivity: Public

2	Accounting, Reporting and Business Control Requirements

All Suncor Personnel	The following provides the requirements applicable to all Suncor Personnel.

2.1.1	All transactions must be recorded in Suncor’s accounts promptly and accurately.

2.1.2	If you become aware of any inaccuracies, misrepresentations or omissions in Suncor’s accounts, you must promptly notify the Finance representative that supports your business unit or function.

2.1.3	You must only approve transactions within your level of authority, in accordance with Suncor’s policies and procedures.

Finance Function	The following provides the requirements applicable to Suncor Personnel working in Suncor’s Finance function.

Suncor Personnel in the Finance function must:

	2.1.4	Maintain a system of books, records and accounts for the complete capture of transactions.

2.1.5	Adhere to appropriate accounting and delegation policies and practices for the classification and reporting of transactions.

2.1.6	Maintain an effective control environment (policies, procedures, and authorities) over the recording and reporting of transactions, including related approval and access authorities.

2.1.7	Regularly analyze the quality and value of Suncor’s accounts making adjustments as required.

2.1.8	Exercise due diligence through disclosure processes to ensure Suncor’s results are prepared in accordance with applicable accounting rules and securities laws.

The current revision of this approved document is kept online. Printed and digital copies are uncontrolled.

SUN-00310	6 of 8	Revision: 1.0

Suncor Standard

Accounting, Reporting and Business Control Standard

Sensitivity: Public

2.1.9	Ensure the timely provision of financial information to senior leaders and other decision-makers.

2.1.10	Explain and interpret Suncor’s business and results of operations in annual and quarterly management’s discussion and analysis prepared in accordance with applicable securities laws and in a manner that is clear, concise and meaningful.

2.1.11	Immediately report any known inaccuracies to their leader.

The current revision of this approved document is kept online. Printed and digital copies are uncontrolled.

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Suncor Standard

Accounting, Reporting and Business Control Standard

Sensitivity: Public

3	References

Background Documents	The following document(s) provide additional information that may be of interest or provide additional support for this standard.

	•	Improper Payments Standard

	•	Delegation of Authority Standard

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SUN-00310	8 of 8	Revision: 1.0

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POLICY GUIDANCE & STANDARDS

COMMUNICATIONS TO THE PUBLIC		Number: CO-049

Date Developed: September 12, 2001	Revision Date: February 6, 2021	Last Reviewed on: March 16, 2026

Document Owner: General Counsel; Executive Vice President, Business Services; and Chief Financial Officer

Document Contacts: Vice President Legal Affairs, Corporate; and Vice President, Sustainability & Communications

SCOPE AND PURPOSE

This policy guidance & standard (PG&S) applies to Suncor Energy Inc. and its subsidiaries world-wide (collectively “Suncor” or the “Company”). All Suncor Personnel must comply with this PG&S. References in this document to “Suncor Personnel” include members of the board of directors, officers, employees and independent contractors (formerly referred to as contract workers) of Suncor.

All Suncor Personnel whose principal job responsibilities or accountabilities are in the areas of communications or investor relations, and all Suncor officers with a position of Vice President, General Manager or higher, must be thoroughly familiar with this PG&S, and for such individuals, this PG&S is subject to and forms part of Suncor's Standards of Business Conduct Code and Compliance Program.

One of the cornerstones of securities laws, including the requirements of securities commissions and stock exchanges (“Securities Laws”), is that all persons investing in securities have equal access to information that may affect investment decisions, and that all material information be promptly and generally disclosed to the public. The objectives of this Policy Guidance and Standard on Public Communications, in conjunction with Suncor’s Standards of Business Conduct Policies on “Disclosure of Material Information and Trading in Shares and Securities” and “Conflict of Interest and Confidentiality”, are to ensure that Suncor has appropriate processes in place to communicate to the public in a timely, factual and accurate manner, and to communicate material information in a way that constitutes general disclosure in accordance with Securities Laws.

GUIDANCE & STANDARDS

INDEX

1.	Communications to the Public - Defined
2.	Securities Laws & General Disclosure of Material Information
3.	Spokespersons
4.	Rumours
5.	Communications with Financial Analysts & Investors
6.	Inadvertent Selective Disclosure
7.	Conference Calls
8.	Annual Outlook
9.	News Releases
10.	Speeches and Public Presentations
11.	Material Announcements
12.	Review of Analyst Reports
13.	Distribution of Analyst Reports
14.	Forward Looking Information

15.	Quiet Period
16.	Internet, Intranet & Extranet
17.	Disclosure Archive

COMMUNICATIONS TO THE PUBLIC	Last Reviewed: March 2026

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1.	COMMUNICATIONS TO THE PUBLIC - DEFINED

This PG&S applies to all of the Company’s communications to the public. A communication to the public is a communication made under any circumstances where it is placed in, or is likely to enter, the public domain, and can include communication to employees generally, that is not expressly subject to an obligation of confidence. Suncor’s communications to the public include, but are not limited to:

•	formal written documents such as shareholder reports, annual information forms, press releases, proxy circulars and financial statements (including management’s discussion and analysis);
•	newsletters, letters to shareholders, environment and social responsibility reports that are made generally available outside the Company;
•	internal and external web site (or intranet) content;
•	investor presentations, advertising and marketing literature;
•	employee newsletters; and
•	oral presentations by Suncor Personnel on behalf of Suncor, such as speeches, investor presentations and analyst / media conferences, professional and industry conferences, interviews and meetings, whether or not stated to be on a “confidential” or “off the record” basis.

2.	SECURITIES LAWS & GENERAL DISCLOSURE OF MATERIAL INFORMATION

Under Securities Laws, general disclosure requires two things: (1) broad public dissemination; and (2) sufficient time thereafter for public investors to analyze the information. For the purposes of this standard, “broad public dissemination” is achieved through a news release distributed through a widely circulated news or wire service that provides simultaneous national and/or international distribution, including distribution to all applicable stock exchanges and securities regulatory authorities, as well as major financial media.

Posting of material information on our web site should occur concurrently with or shortly after the news release, but posting alone is not broad public dissemination. A press conference or conference call may be scheduled for a time shortly following the news release.

In addition, Securities Laws recognize that time is required for markets to absorb the impact of such information, although the applicable period of time is not prescribed by law. Under stock exchange practices, trading halts pending material announcements ordinarily last for periods of between one half hour and two hours. Accordingly, for the purposes of this PG&S, under most circumstances, a period of two hours following distribution via newswire must elapse before information is deemed to be broadly and publicly disseminated.

Suncor has a Material Information Committee. One of the roles of this committee is to assist the Chief Executive Officer (“CEO”), or in his or her absence, the Chief Financial Officer (“CFO”), in making judgments on materiality and other disclosure issues. Suncor Personnel who become aware of information that they believe is material and not within the knowledge of Suncor’s management, should refer to the PG&S relating to “Disclosure of Material Information & Trading in Shares & Securities” for guidance.

COMMUNICATIONS TO THE PUBLIC	Last Reviewed: March 2026

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3.	SPOKESPERSONS

The primary spokespersons for the Company are the CEO, Chief Operating Officer (“COO”), CFO, Executive Vice President and Chief Sustainability Officer, Vice President, Sustainability & Communications, Vice President, Investor Relations, Director, Strategic Communications & Content Strategy and Manager, Media & Issues Management. Within each business unit, the chief executive of that business unit is a designated spokesperson for that business unit. These spokespersons may, from time to time, designate others to communicate on behalf of the Company either in their absence or in response to a specific enquiry or category of enquiry. The spokespersons named above shall keep a current written list of other such designated spokespersons and shall ensure that the list is available to the communications departments in each of Suncor’s businesses, including the corporate office. Suncor Personnel other than the appropriate designated spokespersons shall not issue communications to nor respond to enquiries about Suncor from the media, members of the investment community, or other members of the public. Suncor Personnel shall promptly refer all such enquiries to the appropriate designated spokesperson or, in cases of doubt, the Vice President, Sustainability & Communications or the Vice President, Investor Relations.

4.	RUMOURS

It is Suncor’s standard policy not to confirm or deny market rumours or speculation. If a stock exchange or a securities regulatory authority requests the Company to issue a statement in response to such rumours or speculation, the Material Information Committee will consider the matter and authorize the appropriate response. In addition, the Vice President, Investor Relations or Vice President, Sustainability & Communications, may, where it is deemed appropriate, in their discretion, and where it will not otherwise constitute selective disclosure or otherwise contravene this PG&S, correct misinformation in the public domain that may arise from spurious rumours that are not widespread and not reasonably expected to impact the market.

5.	COMMUNICATIONS WITH FINANCIAL ANALYSTS & INVESTORS

The CEO, COO, CFO or Vice President, Investor Relations, must approve all written materials and oral presentations to the investment community, including financial analysts and investors. All such presentations shall be derived from the Company’s public disclosure record and shall be vetted by one of the foregoing or a delegate, and by the Disclosure Committee, to ensure consistency and conformity with same. Under no circumstances shall material non-public information be provided to any person (including without limitation any member of the media or investment community) prior to general disclosure (this practice, which is unlawful, is called “Selective Disclosure”), except under the limited circumstances permitted by Securities Laws.1

The CEO, COO, CFO or Vice President, Investor Relations, or their delegates, will attend all meetings with the investment community. Unless authorized by a member of the Material Information Committee, at least two designated spokespersons from the Company must be present at all meetings with the investment community.

6.	INADVERTENT SELECTIVE DISCLOSURE

If material non-public information is inadvertently disclosed selectively, the Company will take immediate action to achieve general disclosure of the material information as soon as possible, and in any event within 24 hours of discovering there has been inadvertent Selective Disclosure. The Material Information Committee will be promptly informed of such inadvertent Selective Disclosure and may provide direction as to any steps to be taken by the Company pending general disclosure, which may include requesting a trading halt.

1    Under Securities Laws, certain information may be disclosed without violating the law, where disclosure is in the necessary course of business and is made in circumstances designed to ensure there will be no misuse of the information. In appropriate circumstances, this exception could cover, on a “need to know” basis, vendors, suppliers or strategic partners, employees, officers and board members, lenders, legal counsel, auditors, financial advisors, underwriters, parties to negotiations, labor unions and industry associations, government agencies and non-governmental regulators, and credit rating agencies. Under these circumstances a written confidentiality agreement or other assurance of confidentiality is required to ensure the information will not be used unlawfully. Only those persons expressly authorized to disclose information in these circumstances may do so. This exception does not permit a company to make a selective disclosure to the media, an analyst, an institutional investor or other market professional.

COMMUNICATIONS TO THE PUBLIC	Last Reviewed: March 2026

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7.	CONFERENCE CALLS

Suncor maintains a policy of open communication with stakeholders subject to business exigencies including maintenance of Suncor’s competitive position, and compliance with legal obligations including confidentiality obligations and Securities Laws. Accordingly, where practical, Suncor will hold conference calls for the purpose of discussing annual and quarterly earnings, outlook and outlook updates, and major corporate developments. All such conference calls shall be preceded by a news release and Suncor web site announcement describing how the call may be accessed, and may also be announced by direct invitations to analysts, investors, the media and other particular interest groups, to permit all interested persons to participate either on an interactive or “listen-only” basis, as appropriate in the circumstances. In general, the public will be provided with “listen-only” access to investor and media conference calls. An audio recording of the call will be made available to the public on the Company’s web site for a period of 90 days following the date of the conference call.

8.	ANNUAL OUTLOOK

The Company shall issue an annual outlook before or early in each financial year to assist the investment community in understanding the Company’s expectations for key performance factors. The performance factors to be addressed in the outlook will be determined by the CFO and/or the Vice President, Investor Relations. Prior to issuance, the outlook release shall be vetted by the Company’s Disclosure Committee and reviewed and approved by the Audit Committee of the Company’s board of directors. The outlook shall be reviewed quarterly and otherwise at such time or times as the CFO determines. In addition, should any material events or circumstances occur that the CFO reasonably believes will materially alter the issued outlook including any update thereto, the Company shall promptly issue an update. The Company shall establish and implement reasonable due diligence procedures for preparation of the outlook and updates thereto. The Company’s outlook and all updates to same shall be broadly and publicly disseminated.

9.	NEWS RELEASES

All news releases issued by Suncor containing business information that would be of general interest to the investment community or that contains otherwise sensitive information, must be approved by Corporate legal counsel. Ideally the following additional approvals are required, in addition to approval by Corporate legal counsel, prior to these documents being issued:

TYPE OF INFORMATION	APPROVAL BY:
Information relevant to the investment community	Vice President, Investor Relations, CFO, COO and CEO, or delegate
Financial or other quantitative information that has not been previously disclosed	CFO or Vice President, Controller, or delegate*
Other sensitive information	The applicable Executive or Senior Vice President, the COO, the CEO, or delegate
Material information	See “Material Announcements” below

*In some circumstances the release of significant financial information may require approval of the Audit Committee of the Company’s board of directors and of the Disclosure Committee, as determined by the CFO or Vice President and Controller in accordance with criteria approved by the Audit Committee from time to time.

As news releases may have to be issued on short notice, there may be circumstances where not all approvals will be obtained on a timely basis. In that situation the Vice President, Sustainability & Communications or the Director, External Communications, together with those approving officers who are available to provide approval, shall exercise judgment in making a decision to release news even though all approvals have not been obtained.

COMMUNICATIONS TO THE PUBLIC	Last Reviewed: March 2026

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In all cases, it is the responsibility of the Director, External Communications to ensure the information contained is accurate and aligned with prior disclosure and future business strategies. This may mean that review by a variety of experts in Corporate and/or the business units, may also be required.

10.	SPEECHES AND PUBLIC PRESENTATIONS

When Suncor Personnel are asked to make a public presentation on behalf of Suncor, if they will be presenting information that is not already on the public record, they must ensure that they have, or receive, the authorization of a designated spokesperson. All speeches or other public presentations that contain previously undisclosed business information that would be of general interest to the investment community, or that contain otherwise sensitive information, must also be approved in the same manner as news releases (see above) and in addition, must be approved by the Vice President, Sustainability & Communications or the Director, External Communications. Except with the approval of the Material Information Committee, material announcements shall not be made solely through speeches or public presentations, but rather must be made in a manner which constitutes broad public dissemination, discussed below.

11.	MATERIAL ANNOUNCEMENTS

Material announcements shall be made in a manner that constitutes broad public dissemination of information in accordance with applicable Securities Laws. Where practical, material announcements shall be made in the manner specified under Section 2 of this PG&S.

In addition, if practical, the following actions will be taken in conjunction with material announcements:

•	If a stock exchange upon which Suncor’s securities are listed is open for trading at the time of a proposed material announcement, prior notice of the possibility of such material announcement will be provided to the market surveillance department to enable a trading halt, if deemed necessary.
•	Pending the public release of the material information, and if deemed necessary by the Material Information Committee, a trading ban will be implemented for all Suncor personnel who have knowledge of the information, pending general disclosure of the information.
•	Section 10 of this PG&S applies to all material announcements. In addition, the Material Information Committee may at any time impose additional requirements relating to material announcements.

12.	REVIEW OF ANALYST REPORTS

Except in a quiet period (see “Quiet Period” below), the Vice President, Investor Relations, or other officer of the Company designated by the CEO, COO, CFO or Vice President, Investor Relations, may review financial analyst’s reports or models upon request. Comment on same shall be limited to factual information and underlying assumptions, provided that no such comment shall be made that would constitute prohibited Selective Disclosure. Under no circumstances shall a financial analyst’s report or opinions expressed therein be confirmed, denied or corrected by the Company (including without limitation by expression of comfort or discomfort with same) either explicitly or implicitly.

COMMUNICATIONS TO THE PUBLIC	Last Reviewed: March 2026

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13.	DISTRIBUTION OF ANALYST REPORTS

Distribution of analyst reports by Suncor by any means other than internal distribution on a need to know basis (including without limitation by web site hyperlink or posting) is prohibited, as such a practice could be deemed to be endorsement of the views of the analyst by the Company. However, Suncor may maintain on its web site a list of analysts covering the Company, with analyst contact information, provided that (1) Suncor has the analysts (or analyst firm’s) consent; and (2) the listing is kept current and contains a list of ALL analysts reasonably known covering the Company.

14.	FORWARD LOOKING INFORMATION

Suncor shall not provide forecasts or projections of future earnings (“Forward Looking Financial Information, or “FOFI”) unless such FOFI has been specifically authorized by the CFO or CEO or included in a document that has been approved by Suncor’s board of directors or the Audit Committee thereof. However, the Company may make forward looking statements that do not constitute FOFI to enable the public to view the Company and its prospects and plans through the eyes of management. Such forward looking statements may include information relating to expected production growth or decline based on known factors and trends, capital spending plans, plans for new projects and other aspects of the Company’s business.

Forward looking statements in written documents will be clearly identified as forward looking. These statements will be accompanied with meaningful and proximate cautionary language that warns investors that there is a risk the statements could change materially, identifies material assumptions upon which the forward looking statements are based and where appropriate and practical includes a sensitivity analysis to indicate the extent to which different business conditions could affect actual outcomes. Oral forward looking statements, including such statements in conference calls, speeches or at shareholder or investor meetings, will be similarly qualified with oral cautionary statements to the same effect. Forward looking statements will also be accompanied by a statement that disclaims the Company’s intention or obligation to update or revise same, whether as a result of new information, future events or otherwise, unless the Company is otherwise required to do so under relevant securities laws. Notwithstanding this disclaimer, where management believes any material forward looking statement was materially inaccurate when given, or in light of subsequent events or circumstances becomes materially inaccurate, Suncor shall take appropriate steps to update or correct such forward looking information by appropriate means.

15.	QUIET PERIOD

Designated spokespersons will not comment to the media or investment community about the Company’s earnings prospects during the quarterly “quiet periods” which will begin when the preliminary quarterly financial results (“quick fix”) are circulated internally, and end following broad public dissemination of such financial results. The sole exception to the foregoing is that the Company may update its quarterly outlook during a quiet period by broad public dissemination of a guidance release and by analyst/media conference call in accordance with the procedures outlined in this standard, and may comment on its quarterly guidance update for a brief period of time after public release if such comment is limited to the public record (including the update and associated analyst / media call) and does not constitute Selective Disclosure.

16.	INTERNET, INTRANET, EXTRANET AND SOCIAL MEDIA

Suncor maintains Internet, Intranet and Extranet sites and Social Media (as defined in Suncor’s Social Media Standard) that contain information directed to a variety of users including the media, investment community and Suncor Personnel. All such information is considered a public communication and, therefore, is subject to this PG&S. Accordingly, Suncor Personnel who are responsible for the content of Suncor’s communications to the public are also responsible for the content of Suncor’s web sites and Suncor’s Social Media Tools (as defined in Suncor’s Social Media Standard. Such responsible Suncor Personnel shall ensure that the information on the web site and Suncor’s Social Media Tools is up-to-date, not misleading, and includes appropriate cautionary language where warranted (see “forward looking information”), and shall ensure that no information is included on the web site or Suncor’s Social Media Tools that is material and has not been broadly and publicly disseminated.

COMMUNICATIONS TO THE PUBLIC	Last Reviewed: March 2026

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17.	DISCLOSURE ARCHIVE

Suncor shall maintain an archive containing all publicly disclosed information about the Company, which shall include at a minimum, the following:

DOCUMENT	ARCHIVE RESPONSIBILITY
All documents required to be filed under Securities Laws	Corporate Legal Department
All news releases	Corporate Communications
All broadly distributed environment and social responsibility reports	Corporate Communications
All transcripts or audio recordings of conference calls	Investor Relations
All Investor Relations presentations	Investor Relations
Public speeches made by senior executives	Corporate Communications

Such information shall be retained by the responsible department for a minimum period of five years.

EXCEPTIONS

None

REFERENCES TO RELATED DOCUMENTS

Business Conduct Policy Statement

Standards of Business Conduct Code and Compliance Program PG&S

Disclosure of Material information and Trading in Shares and Securities PG&S

Conflict of Interest and Confidentiality PG&S

Material Information Committee PG&S

Disclosure Committee PG&S

COMMUNICATIONS TO THE PUBLIC	Last Reviewed: March 2026

Suncor Standard

Competition Standard

Sensitivity: Public

Competition Standard

The current revision of this approved document is kept online. Printed and digital copies are uncontrolled.

SUN-00311	1 of 8	Revision: 1.0

Suncor Standard

Competition Standard

Sensitivity: Public

Owner:	General Counsel
Approver:	General Counsel
First Effective:	2014-02-01
Last Updated:	2025-12-04
Last Reviewed:	2025-12-04
Reviewed:	Annually
Refer to the Suncor Governing Documents (SGD) site to find, create, update or request deviations from SGDs. For additional guidance or help, please refer to the Suncor Governing Document FAQ.

The current revision of this approved document is kept online. Printed and digital copies are uncontrolled.
Controlled Document
SUN-00311	2 of 8	Revision: 1.0

Suncor Standard

Competition Standard

Sensitivity: Public

Summary of Changes

Revision: 1.0	Date: 2025-12-04 (EGD-755)

Location of Change	Summary of Change
Entire Document	This document supersedes the Competition PG&S (CO-051) and has been updated to the current Suncor Governing Documents template.

The current revision of this approved document is kept online. Printed and digital copies are uncontrolled.

SUN-00311	3 of 8	Revision: 1.0

Suncor Standard

Competition Standard

Sensitivity: Public

Contents

Summary of Changes	3

Contents	4

1	About this Standard	5

2	Competition Requirements	6

The current revision of this approved document is kept online. Printed and digital copies are uncontrolled.

SUN-00311	4 of 8	Revision: 1.0

Suncor Standard

Competition Standard

Sensitivity: Public

1	About this Standard

Purpose	The purpose of this Standard is to describe the requirements to ensure that Suncor complies with applicable competition and anti-trust laws.

Scope	This Standard applies to all Suncor Personnel and forms part of Suncor’s Standards of Business Conduct Code and Compliance Program.

Target Audience	This Standard applies to Suncor Energy Inc., its subsidiaries and any joint ventures operated by Suncor Energy Inc. or its subsidiaries (collectively “Suncor” or “the company” or “enterprise-wide”).

As used in this document, “Suncor Personnel” includes directors, officers, employees and contingent workers of Suncor.

Conformance Expectations	Conformance to this Standard is required upon the date of approval.

Suncor Personnel must also comply with the requirements of applicable laws and regulations relating to the matters covered by this Standard. If a deviation to this Standard is required, you must follow the governing documents deviation process.

Suncor Personnel who violate this Standard will be subject to appropriate remedial and/or disciplinary action, up to and including termination of employment or termination of contract.

No retaliation or reprisals will be tolerated against any individual who, in good faith, complains of, reports or participates in the investigation of any incident of an alleged violation of this Standard. If you have witnessed behaviour that is contrary to this Standard, you are strongly encouraged to report the incident.

Introduction	All Suncor Personnel have an obligation to comply with applicable competition and anti-trust laws and obtain approval of the Legal Affairs team that supports their business unit or function in circumstances that could give rise to competition and anti-trust risks.

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SUN-00311	5 of 8	Revision: 1.0

Suncor Standard

Competition Standard

Sensitivity: Public

2	Competition Requirements

The following provides the requirements applicable to all Suncor Personnel.

Prohibited Agreements	2.1.1	Suncor Personnel must never agree with a Suncor competitor to:

(a)	fix prices for the supply of a product;

(b)	allocate markets for the supply of a product; or

(c)	restrict the production or supply of a product.

Bidding	2.1.2	If Suncor is considering submitting a bid to a third party, never discuss the matter with another potential bidder or agree with another potential bidder to bid/not bid without the prior written approval of the Legal Affairs team that supports your business unit or function.

Misleading Advertising	2.1.3	All Suncor advertising, promotional materials, contests and similar content must be reviewed and approved (in writing) by Legal Affairs before public disclosure. Contact the Legal Affairs team that supports your business unit or function for assistance.

Trade Associations, Technical Organizations	2.1.4	If you participate in any trade associations, technical organizations or similar bodies with employees of other industry participants, ensure you understand what Suncor related information you can share in those forums. Discuss with your leader and contact the Legal Affairs team that supports your business unit or function for assistance if necessary.

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SUN-00311	6 of 8	Revision: 1.0

Suncor Standard

Competition Standard

Sensitivity: Public

Dominant Market Behaviour	2.1.5	Before commencing any activity that could result in competitors being eliminated or excluded from a market, you must obtain the prior written approval of the Legal Affairs team that supports your business unit or function.

Joint Ventures	2.1.6	Suncor participates with competitors in joint ventures, including joint bids or joint research and development projects. You must contact the Legal Affairs team that supports your business unit or function and obtain prior written approval before entering into these types of arrangements.

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Suncor Standard

Competition Standard

Sensitivity: Public

Boycotts	2.1.7	Never agree with another party to boycott or refuse to deal with another business without the prior written approval from the Legal Affairs group that supports your business unit or function.

Vendors, Suppliers and Contractors	2.1.8	Before requiring any vendor, supplier or contractor that provides goods and/or services to Suncor to purchase goods and/or services from Suncor as a condition of the relationship, you must obtain the prior written approval of the Legal Affairs team that supports your business unit or function. This requirement does not apply to crude oil or other product exchanges.

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SUN-00311	8 of 8	Revision: 1.0

Suncor Standard

Confidentiality Standard

Sensitivity: Public

Confidentiality Standard

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SUN-00312	1 of 7	Revision: 1.0

Suncor Standard

Confidentiality Standard

Sensitivity: Public

Owner:	General Counsel
Approver:	General Counsel
First Effective:	2014-02-01
Last Updated:	2025-12-04
Last Reviewed:	2025-12-04
Reviewed:	Annually
Refer to the Suncor Governing Documents (SGD) site to find, create, update or request deviations from SGDs. For additional guidance or help, please refer to the Suncor Governing Document FAQ.

The current revision of this approved document is kept online. Printed and digital copies are uncontrolled.
Controlled Document
SUN-00312	2 of 7	Revision: 1.0

Suncor Standard

Confidentiality Standard

Sensitivity: Public

Summary of Changes

Revision: 1.0	Date: 2025-12-04 (EGD-755)

Location of Change	Summary of Change
Entire Document	This document has been separated into its own standard and supersedes the Conflict of Interest and Confidentiality PG&S (CO-052). This document has also been updated to the current Suncor Governing Documents template.

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SUN-00312	3 of 7	Revision: 1.0

Suncor Standard

Confidentiality Standard

Sensitivity: Public

Contents

Summary of Changes	3

Contents	4

1	About this Standard	5

2	Confidentiality Requirements	6

3	Confidentiality Guidance	6

4	References	7

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SUN-00312	4 of 7	Revision: 1.0

Suncor Standard

Confidentiality Standard

Sensitivity: Public

1	About this Standard

Purpose	The purpose of this Standard is to outline the requirement that all Suncor Personnel must safeguard Suncor’s non-public information.

Scope	This Standard applies to all Suncor Personnel and forms part of Suncor’s Standards of Business Conduct Code and Compliance Program.

Target Audience	This Standard applies to Suncor Energy Inc., its subsidiaries and any joint ventures operated by Suncor Energy Inc. or its subsidiaries (collectively “Suncor” or “the company” or “enterprise-wide”).

As used in this document, “Suncor Personnel” includes directors, officers, employees and contingent workers of Suncor.

Conformance Expectations	Conformance to this Standard is required upon the date of approval.

Suncor Personnel must also comply with the requirements of applicable laws and regulations relating to the matters covered by this Standard. If a deviation to this Standard is required, you must follow the governing documents deviation process.

Suncor Personnel who violate this Standard will be subject to appropriate remedial and/or disciplinary action, up to and including termination of employment or termination of contract.

No retaliation or reprisals will be tolerated against any individual who, in good faith, complains of, reports or participates in the investigation of any incident of an alleged violation of this Standard. If you have witnessed behaviour that is contrary to this Standard, you are strongly encouraged to report the incident.

Introduction	All Suncor Personnel have an obligation to safeguard Suncor’s non-public information in accordance with Suncor’s policies and standards.

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SUN-00312	5 of 7	Revision: 1.0

Suncor Standard

Confidentiality Standard

Sensitivity: Public

2	Confidentiality Requirements

All Suncor Personnel	The following provides the requirements applicable to all Suncor Personnel.

	2.1.1	Suncor Personnel must safeguard the confidentiality of Suncor non-public information in accordance with Suncor’s policies and standards, including the Information Sensitivity Classification Standard.

2.1.2	Suncor Personnel must not share, distribute or otherwise disclose Suncor non-public information, except in accordance with Suncor’s policies and standards, including the Communications to the Public Standard.

3	Confidentiality Guidance

What is Suncor non-public information?	Suncor non-public information is information that has not been publicly disclosed by Suncor (and includes information classified as “Internal”, “Restricted” and “Confidential” under the Information Sensitivity Classification Standard).

Examples of non-public information include:

i.	business opportunities, including all ventures considered by Suncor, whether or not they are pursued;

ii.	production methods, including designs, formulae, techniques, processes, computer programs and knowledge about equipment and machinery;

iii.	financial information, including Suncor's costs, sales, income, profits, salaries and wages;

iv.	technical processes, inventions, research methods, test results and any other form of innovation or development;

v.	customer information, including customer names and addresses, markets, knowledge of Suncor's contracts with its customers, and details of pricing, marketing and supply strategies.

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Suncor Standard

Confidentiality Standard

Sensitivity: Public

4	References

Background Documents	The following document(s) provide additional information that may be of interest or provide additional support for this standard.

	•	Information Sensitivity Classification Standard

	•	Communications to the Public Standard

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SUN-00312	7 of 7	Revision: 1.0

Suncor Standard Conflict of Interest Standard
Sensitivity: Public

Conflict of Interest Standard

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SUN-00314	1 of 9	Revision: 1.0

Suncor Standard Conflict of Interest Standard

Owner:	General Counsel

Approver:	General Counsel

First Effective:	2013-02-01

Last Updated:	2025-12-04

Last Reviewed:	2025-12-04

Reviewed:	Annually

Refer to the Suncor Governing Documents (SGD) site to find, create, update or request deviations from SGDs. For additional guidance or help, please refer to the Suncor Governing Document FAQ.

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SUN-00314	2 of 9	Controlled Document Revision: 1.0

Suncor Standard Conflict of Interest Standard
Sensitivity: Public

Summary of Changes

Revision: 1.0	Date: 2025-12-04 (EGD-755)

Location of Change	Summary of Change
Entire Document	This document has been separated into its own standard and supersedes the Conflict of Interest and Confidentiality PG&S (CO-052). This document has also been updated to the current Suncor Governing Documents template.

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SUN-00314	3 of 9	Revision: 1.0

Suncor Standard Conflict of Interest Standard
Sensitivity: Public

Contents

Summary of Changes	3

Contents	4

1	About this Standard	5

2	Conflict of Interest Requirements	6

3	Conflict of Interest Guidance	7

4	References	9

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SUN-00314	4 of 9	Revision: 1.0

Suncor Standard Conflict of Interest Standard
Sensitivity: Public

1	About this Standard

Purpose	The purpose of this Standard is to describe the requirements regarding conflicts of interest.

Scope	This Standard applies to all Suncor Personnel and forms part of Suncor’s Standards of Business Conduct Code and Compliance Program.

Target Audience	This Standard applies to Suncor Energy Inc., its subsidiaries and any joint ventures operated by Suncor Energy Inc. or its subsidiaries (collectively “Suncor” or “the company” or “enterprise-wide”).

As used in this document, “Suncor Personnel” includes directors, officers, employees and contingent workers of Suncor.

Conformance Expectations	Conformance to this Standard is required upon the date of approval.

Suncor Personnel must also comply with the requirements of applicable laws and regulations relating to the matters covered by this Standard. If a deviation to this Standard is required, you must follow the governing documents deviation process.

Suncor Personnel who violate this Standard will be subject to appropriate remedial and/or disciplinary action, up to and including termination of employment or termination of contract.

No retaliation or reprisals will be tolerated against any individual who, in good faith, complains of, reports or participates in the investigation of any incident of an alleged violation of this Standard. If you have witnessed behaviour that is contrary to this Standard, you are strongly encouraged to report the incident.

Introduction	All Suncor Personnel have an obligation to try and avoid being in a potential conflict of interest situation with Suncor. If an individual finds themselves in a potential conflict, in the interests of transparency and full disclosure and to protect both Suncor and the individual concerned, Suncor Personnel must disclose the situation to their leader and the Compliance & Ethics legal team and comply with any directions provided in response that are intended to address or mitigate the potential risks.

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SUN-00314	5 of 9	Revision: 1.0

Suncor Standard Conflict of Interest Standard
Sensitivity: Public

2	Conflict of Interest Requirements

All Suncor Personnel	The following provides the requirements applicable to all Suncor Personnel.

2.1.1	Anyone who has a potential conflict of interest must immediately and fully disclose the matter in writing to their leader and the Compliance & Ethics legal team (via email at complianceandethics@suncor.com).

2.1.2	Individuals must comply with any direction and guidance received from their leader, HR representative or from the Compliance & Ethics legal team to address or mitigate the potential conflict of interest.

2.1.3	Individuals who make a potential conflict of interest declaration must disclose any change in circumstances that may cause Suncor to reconsider its position.

Leadership, HR, Compliance & Ethics	The following provides the requirements applicable to all Suncor Leaders, HR personnel and the Compliance & Ethics legal team.

2.1.4	A leader or HR representative who receives a conflict of interest declaration must promptly consult with the Compliance & Ethics legal team, who will assist in assessing the conflict to:

•	Determine whether the conflict can be mitigated;

•	What steps the individual must take to mitigate the potential conflict of interest (if applicable); and

•	Develop a response to the individual who made the declaration.

2.1.5	After consulting with the Compliance & Ethics legal team, the leader, HR representative or the Compliance & Ethics legal team will provide the individual who made the declaration with written direction and guidance with respect to the potential conflict.

2.1.6	Copies of all documentation pertaining to the matter will be retained by the Compliance & Ethics legal team.

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SUN-00314	6 of 9	Revision: 1.0

Suncor Standard Conflict of Interest Standard
Sensitivity: Public

3	Conflict of Interest Guidance

What is a conflict of interest?	A conflict of interest arises when an individual's course of action or decision could at least create the appearance that the individual is acting other than in Suncor’s best interests.

Examples	Appearances can be as damaging as actions. Individuals should not only avoid actual conflict situations, they should also avoid placing themselves in positions that may be perceived as conflicts. Each case depends on the specific facts and will be judged on its own merits. Accordingly, it is not possible to identify all the scenarios which may give rise to a conflict of interest. It is up to each individual, when in doubt, to err on the side of reporting the matter. The following, however, outlines several examples of potential conflicts:

1.	Involvement in outside interests (e.g. doing consulting work for others, operating a side business, running for political office, being involved in charitable activities, etc.) which may compromise an individual’s ability to act solely in the best interests of Suncor.

2.	Participating in outside interests to the extent that it interferes with an individual’s ability to devote their full time and attention to their Suncor duties or safely and effectively do their Suncor job.

3.	Participating in a hiring decision concerning a family member or close friend.

4.	Having a reporting relationship with a family member or close friend.

5.	Participating in a procurement decision, supervising or directing work or approving invoices relating to a Suncor supplier when the individual has a personal connection to the supplier (e.g. the individual’s spouse or child works at the supplier, the supplier is owned by the employee, a family member or close friend, etc.).

6.	Having an ownership interest in a competitor, supplier or any other business which does or seeks to do business with Suncor.

7.	Sitting on the board of directors of a competitor, supplier or any other business which does or seeks to do business with Suncor.

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SUN-00314	7 of 9	Revision: 1.0

Suncor Standard Conflict of Interest Standard
Sensitivity: Public

8.	Acceptance of gifts, entertainment or favours which go beyond customary courtesies usually associated with accepted business practice and which could at least make it appear that the individual’s judgment concerning the party offering the gifts, entertainment or favours is compromised.

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SUN-00314	8 of 9	Revision: 1.0

Suncor Standard Conflict of Interest Standard
Sensitivity: Public

4	References

Background Documents	The following document(s) provide additional information that may be of interest or provide additional support for this standard.

•	Directors, Officers, Trustees and Board Members of Outside Organizations Standard

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SUN-00314	9 of 9	Revision: 1.0

Suncor Standard Directors, Officers, Trustees and Board Members of Outside Organizations Standard
Sensitivity: Public

Directors, Officers, Trustees and Board Members of Outside Organizations Standard

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SUN-00315	1 of 11	Revision: 1.0

Suncor Standard Directors, Officers, Trustees and Board Members of Outside Organizations Standard
Sensitivity: Public

Owner:	General Counsel
Approver:	General Counsel
First Effective:	2014-02-01
Last Updated:	2025-12-04
Last Reviewed:	2025-12-04
Reviewed:	Annually
Refer to the Suncor Governing Documents (SGD) site to find, create, update or request deviations from SGDs. For additional guidance or help, please refer to the Suncor Governing Document FAQ.

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SUN-00315	2 of 11	Controlled Document Revision: 1.0

Suncor Standard Directors, Officers, Trustees and Board Members of Outside Organizations Standard
Sensitivity: Public

Summary of Changes

Revision: 1.0	Date: 2025-12-04 (EGD-755)

Location of Change	Summary of Change
Entire Document	This document supersedes the Directors, Officers, Trustees and Board Members of Outside Organizations PG&S (CO-053) and has been updated to the current Suncor Governing Documents template.

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SUN-00315	3 of 11	Revision: 1.0

Suncor Standard Directors, Officers, Trustees and Board Members of Outside Organizations Standard
Sensitivity: Public

Contents

Summary of Changes	3

Contents	4

1	About this Standard	5

2	Disclosure and Approval Requirements	7

3	Insurance and Expenses Requirements	11

4	References	11

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Suncor Standard Directors, Officers, Trustees and Board Members of Outside Organizations Standard
Sensitivity: Public

1	About this Standard

Purpose	The purpose of this Standard is to describe the requirements for disclosing and, if required, approving existing or proposed service as a director, officer or trustee of:

(a)	an external for-profit organization;

(b)	a charity or other non-profit organization; or

(c)	a Suncor entity or outside organization

Scope	This Standard applies to all Suncor Personnel and forms part of Suncor’s Standards of Business Conduct Code and Compliance Program.

Target Audience	This Standard applies to Suncor Energy Inc., its subsidiaries and any joint ventures operated by Suncor Energy Inc. or its subsidiaries (collectively “Suncor” or “the company” or “enterprise-wide”).

As used in this document, “Suncor Personnel” includes directors, officers, employees and contingent workers of Suncor. However, this Standard does not apply to members of Suncor’s board of directors who are not also employees of Suncor.

Conformance Expectations	Conformance to this Standard is required upon the date of approval.

Suncor Personnel must also comply with the requirements of applicable laws and regulations relating to the matters covered by this Standard. If a deviation to this Standard is required, you must follow the governing documents deviation process.

Suncor Personnel who violate this Standard will be subject to appropriate remedial and/or disciplinary action, up to and including termination of employment or termination of contract.

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SUN-00315	5 of 11	Revision: 1.0

Suncor Standard Directors, Officers, Trustees and Board Members of Outside Organizations Standard
Sensitivity: Public

No retaliation or reprisals will be tolerated against any individual who, in good faith, complains of, reports or participates in the investigation of any incident of an alleged violation of this Standard. If you have witnessed behaviour that is contrary to this Standard, you are strongly encouraged to report the incident.

Introduction	In the interests of transparency and full disclosure and to protect both Suncor and the individual concerned, Suncor Personnel must disclose and, in certain cases, obtain approval for any existing or proposed position to serve as a director, officer or trustee of an outside organization.

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SUN-00315	6 of 11	Revision: 1.0

Suncor Standard Directors, Officers, Trustees and Board Members of Outside Organizations Standard
Sensitivity: Public

2	Disclosure and Approval Requirements

The following provides the requirements applicable to all Suncor Personnel.

External For-Profit Organizations	2.1.1	Any individual who serves or proposes to serve as a director, officer or trustee of an external for-profit organization must disclose the particulars to their leader and the Compliance & Ethics legal team. See below for details regarding the disclosure process.

Examples of external for-profit organizations include:

•	Privately held businesses.

•	Publicly traded companies.

•	Corporations established to hold real estate or other investments.

•	Family trusts.

•	Other types of legal entities established for the purpose of generating a profit.

2.1.2	If service as a director, officer or trustee of an external for-profit organization would create a potential conflict of interest, the position must be approved by the senior leader of the applicant’s business unit or function and Suncor’s General Counsel.

A potential conflict of interest in the external for-profit organization context could include:

•	The position could interfere with the individual’s ability to devote their full time and attention to their Suncor duties.

•	The organization is a Suncor vendor or contractor or could seek to do business with Suncor.

•	The organization competes with Suncor.

•	The position could harm Suncor’s reputation.

2.1.3	For employees at the General Manager and above levels, service as a director, officer or trustee of an external for-profit organization must in all cases be approved by the senior leader of the applicant’s business unit or function, the General Counsel and the President and Chief Executive Officer.

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SUN-00315	7 of 11	Revision: 1.0

Suncor Standard Directors, Officers, Trustees and Board Members of Outside Organizations Standard
Sensitivity: Public

Charities & Other Non-Profit Organizations	2.1.4	Any individual who proposes to serve as a director, officer or trustee of a charity or other non-profit organization must disclose the particulars to their leader and, if the position would create a potential conflict of interest, disclose the particulars to the Compliance and Ethics legal team and obtain approval from the senior leader of the applicant’s business unit or function and the General Counsel.

A potential conflict of interest in the charity or non-profit organization context could include:

•	The position could interfere with the individual’s ability to devote their full time and attention to their Suncor duties.

•	The organization is adverse in interest to Suncor or the energy industry generally.

•	The position could harm Suncor’s reputation.

•	The position is with a public board, commission, regulator, agency or other body that Suncor engages with.

•	The position is with a charity or other non-profit organization funded by the Suncor Energy Foundation.

2.1.5	Unless approved in advance, Suncor Personnel participating in charities or other non-profit organizations do not have commitment authority from Suncor or the Suncor Energy Foundation relating to funding or sponsorship.

2.1.6	Suncor Personnel participating in charities or other non-profit organizations that seek funding or sponsorship from the Suncor Energy Foundation must notify the Suncor Energy Foundation that they are associated with the organization in advance of the request (if they are aware), or as soon as practical afterwards upon becoming aware. The notification to the Suncor Energy Foundation must include the nature of the association (such as if the individual is a director, officer or trustee of the charity or non-profit organization) and any other details requested by the Suncor Energy Foundation.

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Suncor Standard Directors, Officers, Trustees and Board Members of Outside Organizations Standard
Sensitivity: Public

Suncor Entities & Outside Organizations	2.1.7	If Suncor requests an individual to become a director, officer or trustee of a Suncor entity (where Suncor has 1% or greater share ownership) or an outside organization (e.g. an industry or trade association), no disclosure or approval is required.

Disclosure and Approval Process	2.1.8	Disclosures to the Compliance & Ethics legal team and applications for approval must be submitted through the form included in the annual Standards of Business Conduct training and affirmation course (available in the learning module of Workday) or by email (to complianceandethics@suncor.com) with a copy to the individual’s leader.

	2.1.9	All disclosures must include enough information to allow Suncor to understand the benefits to Suncor and the individual, the potential impact on the individual’s Suncor duties, and any reputational or other risks that could arise. This includes, as applicable:

•	Description of position, anticipated duties, time commitment, and benefits to the individual and to Suncor, including details of any remuneration (if applicable);

•	Names of other directors, officers or trustees and a description of the organization’s activities, ownership, future plans, etc.;

•	If the position is with an external for-profit organization, whether the organization is a Suncor vendor or contractor (or could seek to do business with Suncor), whether the organization is a competitor of Suncor and whether the organization is now, or has previously been involved in litigation with Suncor, and

•	Description of the individual’s previous service as a director, officer or trustee.

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Suncor Standard Directors, Officers, Trustees and Board Members of Outside Organizations Standard
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2.1.10	Notwithstanding Sections 2.1.2, 2.1.3 and 2.1.4:

2.1.10.1	If the applicant is the General Counsel, approval is required from the President and Chief Executive Officer; and

2.1.10.2	If the applicant is the President and Chief Executive Officer, approval is required from the board of directors.

2.1.11	If approved, the individual will be provided with written direction on any steps the individual must take to appropriately manage and mitigate the risks to Suncor.

2.1.12	Applications for approval and related decisions and directions to the individual will be retained on file by the Compliance & Ethics legal team.

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Suncor Standard Directors, Officers, Trustees and Board Members of Outside Organizations Standard
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3	Insurance and Expenses Requirements

Insurance and Expenses	If Suncor requests an individual to serve as a director, officer or trustee of a Suncor entity or an outside organization:

3.1.1	The individual will be indemnified by Suncor for any claims (other than misconduct or gross negligence) that may be brought against them by reason of having served as a director, officer or trustee of that organization, subject to applicable legal limitations.

3.1.2	Suncor Personnel are also eligible for certain coverage under Suncor's directors' and officers' liability insurance policy (which has certain limits and exclusions). Contact the Manager Treasury – Insurance for details.

3.1.3	Suncor Personnel may accept and retain remuneration or reimbursed expenses specifically related to their service as director, officer or trustee.

4	References

Background Documents	The following document(s) provide additional information that may be of interest or provide additional support for this standard.

•	Conflict of Interest Standard

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SUN-00315	11 of 11	Revision: 1.0

Suncor Standard Equal Opportunity and Inclusion Policy

Equal Opportunity and Inclusion Policy

Effective Date: On Date Approved

Owned by: VP HR Talent, Learning & Total Rewards

Reviewed every 5 years

Livelink ID: 692958857

Controlled Document

Copyright © 2020 Suncor Energy Inc. All rights reserved.

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SUN-00250	1 of 4	Revision: 1.1

Suncor Standard Equal Opportunity and Inclusion Policy

1	About this Policy

Target Audience	This Policy applies to Suncor Energy Inc., its subsidiaries and any joint ventures which are operated by Suncor Energy Inc. or its subsidiaries (collectively “Suncor” or “the company” or “enterprise-wide”).

As used in this document, “Suncor Personnel” includes directors, officers, employees and independent contractors (formerly referred to as contract workers) of Suncor as well as employees of any joint ventures which are operated by Suncor.

2	Equal Opportunity and Inclusion Policy

2.1	Policy Statement

Inclusion	We value and benefit from a respectful, inclusive and collaborative culture, which contributes to stronger performance, and a healthier workplace.

We will provide a work environment that encourages mutual respect and positive working relationships where everyone can thrive and feel a sense of belonging.

Equal Opportunity	We will provide equal opportunity for consideration for employment and advancement based on business needs, job requirements, skills, ability and potential, in accordance with all applicable laws and regulations to individuals who are qualified to perform job requirements.

Support Diversity	We will celebrate and support the unique experiences and voices of our people by fostering a psychologically safe work environment and work to eliminate barriers that prevent the full participation of employees.

2.2	Guiding Principles

Suncor is committed to take reasonable measures to:

Eliminate Discrimination	Eliminate discrimination and promote equality and diversity through our policies, practices and procedures.

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SUN-00250	2 of 4	Revision: 1.1

Suncor Standard Equal Opportunity and Inclusion Policy

Remove Barriers	Remove systemic and programmatic barriers to workplace participation and progression so that individuals have the opportunity to fully contribute and pursue their potential.

Equity	Undertake special efforts to attract and facilitate employment of diverse groups.

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SUN-00250	3 of 4	Revision: 1.1

Suncor Standard Equal Opportunity and Inclusion Policy

Summary of Changes

This Summary shows:

•	The location of each change within the document

•	All changes to this document since it was last approved and published

Location of Change	Summary of Change
Entire Document	This is the initial revision of the document.
Section 1	Rev 1.1 (EGD-417) – Update to Target Audience statement

R# Requirements changed in the new revision will be identified with a revision triangle beside it.

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SUN-00250	4 of 4	Revision: 1.1

Suncor Standard Material Information and Trading in Suncor Securities Standard
Sensitivity: Public

Material Information and Trading in Suncor Securities Standard

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SUN-00316	1 of 13	Revision: 1.0

Suncor Standard Material Information and Trading in Suncor Securities Standard
Sensitivity: Public

Owner:	General Counsel
Approver:	General Counsel
First Effective:	2014-02-01
Last Updated:	2025-12-04
Last Reviewed:	2025-12-04
Reviewed:	Annually
Refer to the Suncor Governing Documents (SGD) site to find, create, update or request deviations from SGDs. For additional guidance or help, please refer to the Suncor Governing Document FAQ.

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SUN-00316	2 of 13	Controlled Document Revision: 1.0

Suncor Standard Material Information and Trading in Suncor Securities Standard
Sensitivity: Public

Summary of Changes

Revision: 1.0	Date: 2025-12-04 (EGD-755)

Location of Change	Summary of Change
Entire Document	This document combines and supersedes the Disclosure of material information and trading in shares and securities PG&S (CO-054) and the Reporting Insiders PG&S (CO-060). This document has also been updated to the current Suncor Governing Documents template.

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SUN-00316	3 of 13	Revision: 1.0

Suncor Standard Material Information and Trading in Suncor Securities Standard
Sensitivity: Public

Contents

Summary of Changes	3

Contents	4

1	About this Standard	5

2	Material Information Requirements	6

3	Prohibition on Short Selling and the purchase of certain financial instruments	8

4	Trading Blackouts Applicable to All Suncor Personnel	9

5	Reporting Insiders	11

6	References	13

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SUN-00316	4 of 13	Revision: 1.0

Suncor Standard Material Information and Trading in Suncor Securities Standard
Sensitivity: Public

1	About this Standard

Purpose	The purpose of this Standard is to describe the requirements concerning Material Information (defined below), trading in Suncor securities (such as common shares or stock options) and blackout periods. This Standard also outlines the requirements applicable to Restricted Persons and Reporting Insiders (defined below).

Scope	This Standard applies to all Suncor Personnel and forms part of Suncor’s Standards of Business Conduct Code and Compliance Program.

Target Audience	This Standard applies to Suncor Energy Inc., its subsidiaries and any joint ventures operated by Suncor Energy Inc. or its subsidiaries (collectively “Suncor” or “the company” or “enterprise-wide”).

As used in this document, “Suncor Personnel” includes directors, officers, employees and contingent workers of Suncor.

Conformance Expectations	Conformance to this Standard is required upon the date of approval.

Suncor Personnel must also comply with the requirements of applicable laws and regulations relating to the matters covered by this Standard. If a deviation to this Standard is required, you must follow the governing documents deviation process.

Suncor Personnel who violate this Standard will be subject to appropriate remedial and/or disciplinary action, up to and including termination of employment or termination of contract.

No retaliation or reprisals will be tolerated against any individual who, in good faith, complains of, reports or participates in the investigation of any incident of an alleged violation of this Standard. If you have witnessed behaviour that is contrary to this Standard, you are strongly encouraged to report the incident.

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2	Material Information Requirements

Reporting and Trading	The following requirements are applicable to all Suncor Personnel.

2.1.1	Suncor Personnel who become aware of information that is or potentially may be Material Information that has not been publicly disclosed must immediately report it to their leader and to Suncor’s corporate legal team and must not discuss it with anyone else unless otherwise instructed.

“Material Information” means any information that significantly affects or would reasonably be expected to have a significant effect on the market price or value of Suncor securities. Non-public information about Suncor is generally considered to be “material” if there is a substantial likelihood that a reasonable investor would consider the information important in deciding whether to purchase, sell, or hold a Suncor security, or what value the investor would place on the Suncor security.

2.1.2	Suncor Personnel must not trade in Suncor shares or other Suncor securities, including acquiring Suncor shares through the exercise of a stock option, with knowledge of undisclosed Material Information regarding Suncor and must not engage in any other action to take personal advantage of such undisclosed Material Information.

Material Information is considered publicly disclosed after it has been accurately published and widely disseminated (through major newswire services, national news services and/or financial news services) and at least one full trading day has elapsed from the time of disclosure by Suncor to permit evaluation of the information by the investing public.

Suncor Personnel must not attempt to “beat the market” by trading simultaneously with, or shortly after, the official release of Material Information.

Trading in shares or other securities of Suncor is not made permissible merely because Material Information is reflected in rumours or other unofficial statements in the market place.

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2.1.3	Suncor Personnel must not inform other people of undisclosed Material Information or encourage others to trade in Suncor shares or other Suncor securities before the Material Information has been publicly disclosed.

The only exception to this trading prohibition is for purchase of shares under an automatic purchase plan, such as the Suncor savings plan, pursuant to which the timing of trading, the number of shares to be traded and the price payable or receivable are established in advance without any knowledge of undisclosed Material Information and is not subject to a subsequent exercise of discretion while in possession of undisclosed Material Information.

2.1.4	Suncor Personnel must not trade in the shares or other securities of another organization with knowledge of undisclosed Material Information regarding Suncor and/or such other organization and must not engage in any other action to take personal advantage of such undisclosed Material Information.

Suncor Personnel may become aware of undisclosed Material Information regarding another organization as a result of Suncor’s activity with that other organization (for example, Suncor may be involved in a joint venture or other project or transaction with that organization). Information not material to Suncor may be material to another organization.

Suncor Personnel may be aware of undisclosed Material Information of Suncor or of another organization that may influence the share price of such other organization. Trading in the shares or other securities of such organizations is prohibited while in possession of undisclosed Material Information.

2.1.5	If you become aware, or suspect, that persons are trading in shares or other securities with undisclosed Material Information, or are informing others of undisclosed Material Information, you should immediately advise the corporate legal team.

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3	Prohibition on Short Selling and the purchase of certain financial instruments

“Short Selling” and Hedging	The following requirements are applicable to all Suncor Personnel.

3.1.1	Suncor Personnel must not engage in short selling Suncor shares or purchasing financial instruments (including puts, options, calls, prepaid variable forward contracts, equity swaps, collars or units of exchange funds) that are designed to hedge or offset a decline in the market value of Suncor shares or other securities.

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4	Trading Blackouts Applicable to All Suncor Personnel

Quarterly and Annual Blackouts	The following requirements are applicable to all Suncor Personnel.

4.1.1	Suncor Personnel must not transact in Suncor shares or other Suncor securities two trading days prior to the day of the announcement of Suncor’s quarterly and annual financial results, or during the one full trading day after the announcement is made.

For example, if quarterly results are announced on a Tuesday after market closing, trading would be prohibited during Monday/Tuesday, and during Wednesday, being one trading day after the announcement.

Routine transactions, such as purchases and sales of Suncor shares, exercises of options, elections to change participation levels under the Suncor savings plan are all “transactions” prohibited during blackout periods. Transfers to trusts and other changes in the nature of your ownership -- for example, transferring shares from an unregistered investment account to your RRSP -- even if there is no net change -- are also transactions. Finally, a “transaction” includes not only your own personal transactions, but also transactions in Suncor securities which you beneficially own or over which you exercise control or direction (e.g. shares held in a family trust).

Extended Blackouts	The following requirements are applicable to all Restricted Persons.

4.1.2	Restricted Persons are prohibited from engaging in transactions in Suncor securities during four annual scheduled blackout periods. The blackout periods commence on the first day of the month following each quarter end, including year-end, and continue until the opening of trading on the second trading day following the public disclosure of Suncor's financial results.

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“Restricted Persons” are comprised of the following Suncor Personnel:

•	All members of the Board of Directors of Suncor Energy Inc. and any of Suncor Energy Inc.’s major subsidiaries (as identified by Suncor’s corporate legal team);

•	All Executive Leadership Team members;

•	All Vice Presidents;

•	All other persons who report directly to a member of the Executive Leadership Team; and

•	All other personnel designated as a Restricted Person from time to time.

For scheduled blackout periods, refer to the Trading Blackout Calendar published by the Corporate Secretary’s Office (available on the Core).

Trading Bans	4.1.3	Restricted Persons must comply with all trading bans. If you receive notice of such a ban, you must comply regardless of whether you know why the ban has been imposed, and without the consent of the General Counsel you must not disclose to any other person the fact that such a ban has been imposed. Notice of a trading ban is generally communicated by email to your Suncor email account, or verbally followed up by email notification.

If you do not have access to your Suncor email account (e.g. while on vacation), you are still responsible to ensure that there is no trading ban in place before transacting in any Suncor securities.

Designating Restricted Persons	4.1.4	All Vice Presidents, General Managers and Suncor employees with the title of Director are responsible for identifying employees on their teams that have access to information about Suncor’s quarterly and/or annual results prior to public disclosure. The relevant leader must notify the office of the Corporate Secretary of the name and position of these individuals. The Corporate Secretary’s office will inform the designated individuals, via email, that they have been so designated, and also inform them of their obligations under this Standard. A list of Restricted Persons will be maintained by the Corporate Secretary.

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5	Reporting Insiders

Filing Requirements	The following requirements are applicable to all Reporting Insiders.

5.1.1	Reporting Insiders must disclose their beneficial ownership of, or direct or indirect control or direction over, any Suncor security, including:

•	Suncor shares;

•	Public debt instruments issued by Suncor;

•	Options and stock appreciation rights (“SARs”) granted under one of Suncor’s long-term incentive plans; and

•	Restricted stock units (“RSUs”), performance share units (“PSUs”), climate performance share units (“CPSUs”), deferred share units (“DSUs”) or any other units issued under one of Suncor’s long-term incentive plans.

“Reporting Insiders” include the President and Chief Executive Officer, Chief Financial Officer, all members of the Executive Leadership Team and all members of Suncor’s Board of Directors.

5.1.2	Reporting Insiders must file an initial report within ten (10) calendar days of becoming a Reporting Insider and ongoing insider reports must be filed within five (5) calendar days of any change in ownership of, or interest in, any Suncor security, including:

•	The purchase or sale of any Suncor shares;

•	The grant or exercise of an option to purchase Suncor shares under any Suncor long-term incentive plan, or an option terminates unexercised;

•	The grant, or payout in relation to SARs, RSUs, PSUs, CPSUs, DSUs or any other units issued under one of Suncor’s long-term incentive plans;

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•	The purchase or sale of Suncor debt; or

•	A change in the manner in which a Reporting Insider holds Suncor securities, e.g. you transfer directly held Suncor shares to a family trust, you transfer common shares from an unregistered investment account to your RRSP or you request a share certificate for shares held in your Suncor savings plan.

5.1.3	Insider reports must be filed electronically on the “System for Electronic Disclosure for Insiders”, or “SEDI”, located at www.sedi.ca. Reporting Insiders are responsible to ensure that insider reports and the “insider profile” are properly filed on SEDI on a timely basis and are accurate and complete.

5.1.4	Unless otherwise instructed, Suncor’s corporate legal team will file a Reporting Insider’s insider reports for events related to issuances, grants or exercises of Suncor securities pursuant to Suncor’s long-term incentive plans.

5.1.5	Reporting Insiders must notify Suncor’s corporate legal team of any events that trigger a reporting obligation within two (2) calendar days following the event (other than grants of Suncor securities made to a Reporting Insider or a payout in relation to Suncor’s long-term incentive plans which will be filed by Suncor’s corporate legal team pursuant to 5.1.4 above).

These reporting requirements can be deferred for the automatic purchase of Suncor securities, such as under the Suncor savings plan or any dividend reinvestment plan. If completing your filings, Suncor will rely on an exemption to defer the reporting requirements for filings made in connection with the Suncor savings plan (unless the filing relates to an ad hoc purchase of Suncor shares), a dividend reinvestment plan and in the case of directors, DSUs. If relying on the exemption, an annual report disclosing, on a transaction-by-transaction basis or in an acceptable summary form, must be filed by March 31 of each year in respect of unreported acquisitions under these plans up to and including December 31 of the preceding year.

5.1.6	Corporate legal will assist a Reporting Insider with filing reports related to Suncor for other events triggering a filing obligation provided they have been notified of the details of the event giving rise to the obligation. Reporting Insiders are responsible for reviewing the filing and informing Suncor’s corporate legal team of any discrepancies in a timely manner to ensure the report is correct.

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Regardless of whether a Reporting Insider files their own reports, or has their reports completed and filed on their behalf by their legal counsel or any other person, both Suncor and securities regulators will look to the Reporting Insider as being responsible for ensuring that insider reports are accurately completed and filed on a timely basis and that the insider profile filed under SEDI is accurate and complete. A failure to accurately file insider reports in a timely manner can attract regulatory consequences and the insiders’ names may be published by securities regulators.

5.1.7	A Reporting Insider should contact Suncor’s corporate legal team immediately if they believe that they own or are considering purchasing any security or financial instrument of Suncor, other than Suncor securities discussed above, or are a party to or are considering entering into any agreement that affects their economic exposure to Suncor.

5.1.8	Reporting Insiders who cease to be “insiders” for securities law purposes (generally, this will occur when a Reporting Insider leaves the employ of Suncor or ceases to be a director) must file an amendment to their insider profile on SEDI.

6	References

Background Documents	The following document(s) provide additional information that may be of interest or provide additional support for this standard.

•	Communications to the Public Standard

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Prevention of Improper Payments Standard

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Prevention of Improper Payments Standard

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Prevention of Improper Payments Standard

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Owner:	General Counsel
Approver:	General Counsel
First Effective:	2014-02-01
Last Updated:	2025-12-04
Last Reviewed:	2025-12-04
Reviewed:	Annually
Refer to the Suncor Governing Documents (SGD) site to find, create, update or request deviations from SGDs. For additional guidance or help, please refer to the Suncor Governing Document FAQ.

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Controlled Document
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Summary of Changes

Revision: 1.0	Date: 2025-12-04 (EGD-755)

Location of Change	Summary of Change
Entire Document	This document supersedes the Prevention of Improper Payments PG&S (CO-056) and has been updated to the current Suncor Governing Documents template.

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Prevention of Improper Payments Standard

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Contents

Summary of Changes		3

Contents		4

1	About this Standard	5

2	Improper Payment Requirements	6

3	Health and Safety Payment Requirements	6

4	High Risk Agent Requirements	7

5	Other Agent Requirements	10

6	Joint Venture Participant Requirements	11

7	Contractor/Supplier Requirements	11

8	Gift, Entertainment and Travel Requirements	12

9	Political and Charitable Contribution Requirements	12

10	Employment of Public Official Requirements	13

11	Books and Record Requirements	13

12	Terms and Definitions	14

13	References	16

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Prevention of Improper Payments Standard

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1	About this Standard

Purpose	The purpose of this Standard is to describe the requirements concerning interactions with Public Officials and doing business with potentially high-risk counterparties, to ensure Suncor complies with applicable anti-bribery and corruption laws.

Capitalized terms in this Standard are defined in the Terms and Definitions (Section 12).

Scope	This Standard applies to all Suncor Personnel and forms part of Suncor’s Standards of Business Conduct Code and Compliance Program.

Target Audience	This Standard applies to Suncor Energy Inc., its subsidiaries and any joint ventures operated by Suncor Energy Inc. or its subsidiaries (collectively “Suncor” or “the company” or “enterprise-wide”).

As used in this document, “Suncor Personnel” includes directors, officers, employees and contingent workers of Suncor.

Conformance Expectations	Conformance to this Standard is required upon the date of approval.

Suncor Personnel must also comply with the requirements of applicable laws and regulations relating to the matters covered by this Standard. If a deviation to this Standard is required, you must follow the governing documents deviation process.

Suncor Personnel who violate this Standard will be subject to appropriate remedial and/or disciplinary action, up to and including termination of employment or termination of contract.

No retaliation or reprisals will be tolerated against any individual who, in good faith, complains of, reports or participates in the investigation of any incident of an alleged violation of this Standard. If you have witnessed behaviour that is contrary to this Standard, you are strongly encouraged to report the incident.

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Prevention of Improper Payments Standard

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2	Improper Payment Requirements

Prohibition	The following provides the requirements applicable to all Suncor Personnel.

2.1.1	Suncor Personnel must not, either directly or through any intermediary:

(a)	demand, solicit or accept an Improper Payment;

(b)	promise, offer or pay, or authorize the promise, payment or making of an offer to pay an Improper Payment.

2.1.2	In particular, Suncor Personnel must not, either directly or through an intermediary, pay or offer anything of value to a third party including, but not limited to, any Public Official, for the purpose of:

(a)	influencing any act or decision that would allow Suncor or any party to obtain or retain a business advantage or otherwise gain an unfair advantage;

(b)	influencing a Public Official to do or omit to do any act within the recipient’s official capacity;

(c)	to induce the recipient to violate its, his or her lawful duty; or

(d)	to induce the recipient to use its, his or her influence with any level of government to affect or influence any act or decision of such government for the purpose of obtaining, retaining or directing business, or for any undue advantage.

3	Health and Safety Payment Requirements

Exceptional Circumstances	The following provides the requirements applicable to a Health and Safety Payment.

3.1.1	Suncor recognizes that Suncor Personnel may in some High Risk Countries confront situations where a payment, similar in nature to a Facilitating Payment, is demanded to avoid imminent physical harm. In these very limited situations a Health and Safety Payment can be me made but only, if the following strict conditions are met:

(a)	the payment is not made with a corrupt intent or for the purpose of obtaining or retaining business;

(b)	the person making the payment believes his or her health or safety to be at imminent risk and believes the payment to be absolutely necessary to preserve his or her health or safety; and

(c)	the payment must be reported to the Chief Compliance Officer, together with Suncor’s controller as soon as practicable, and must be properly recorded in reasonable detail that accurately and fairly reflects the transaction and includes such information as the amount paid, the recipient, and the circumstances surrounding such payment.

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4	High Risk Agent Requirements

Due Diligence on High Risk Agents	The following provides the requirements in the event Suncor wishes to retain a High Risk Agent:

4.1.1	Prior to Suncor retaining a High Risk Agent, the applicable business unit or functional group that wishes to retain such High Risk Agent shall implement the process, approved by Chief Compliance Officer or delegate for reviewing the reputation, background and past performance of prospective High Risk Agent in the following areas:

(a)	Management Information - Identify the directors, officers and other members of management of the proposed High Risk Agent, where applicable, and determine if any of them are Public Officials;

(b)	Ownership Information - Identify the stockholders, partners or other principals of the proposed High Risk Agent, where applicable, and determine if any of them are Public Officials;

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(c)	Affiliations - Identify the business and government affiliations of the proposed High Risk Agent, its, his or her family and close associates;

(d)	Qualifications and Resources - Confirm the relevant qualifications of the proposed High Risk Agent or its, his or her management personnel to perform the services required in the contract and that the High Risk Agent has the premises, staff and other resources to perform the services required in the contract;

(e)	Financial Information - Examine the audited or unaudited financial statements of the proposed High Risk Agent, where applicable, and confirm its, his or her ability to perform the services required in the contract;

(f)	Reputation - Obtain information concerning the reputation of the High Risk Agent particularly with respect to a history or demonstrated tendency to make Improper Payments;

(g)	References - Where deemed necessary, to be determined according to the risk involved, obtain character and financial reference checks on the proposed High Risk Agent;

(h)	Local Law - Confirm that the relationship with the High Risk Agent and the performance by the High Risk Agent of the services required in the contract are consistent with local law;

(i)	Compensation - Confirm that the level of compensation is reasonable, given the experience of the High Risk Agent, the country where services are to be performed, the expected results, and the amount and difficulty of work to be performed;

(j)	Confirmation - Any Suncor Personnel proposing retention of the High Risk Agent shall: confirm who introduced the High Risk Agent to Suncor; provide an explanation of why the High Risk Agent was selected; confirm that the High Risk Agent has been personally interviewed; and confirm that he or she has no reason to believe that the High Risk Agent has violated this PG&S or will violate this PG&S regarding future activities on behalf of Suncor.

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Contracts with High Risk Agents	4.1.2	Suncor shall only retain a High Risk Agent, after completing the due diligence required above, using a written agreement that contains the following provisions as considered appropriate by the Chief Compliance Officer or delegate:

(a)	A precise definition of the scope of the High Risk Agent's duties, the territory in which the services will be performed and the compensation of the High Risk Agent;

(b)	Acknowledgment by the High Risk Agent that it, he or she understands the provisions of Suncor’s Supplier Code of Conduct and agrees to comply with its terms and applicable laws;

(c)	Acknowledgement by the High Risk Agent that the contents of the agreement may be disclosed by Suncor to third parties, including government agencies, for the purposes of assessing whether Improper Payments have been made;

(d)	Representations and warranties by the High Risk Agent that neither he, she or it, nor any of his, her or its owners, directors, officers, principals or key employees, are Public Officials and that he, she or it will promptly inform Suncor of any changes in that regard;

(e)	Prohibition of the assignment or subcontracting of the entire agreement or any rights, duties or obligations under the agreement by the High Risk Agent without Suncor’s prior written consent;

(f)	Payment to be made by cheque made out in the High Risk Agent's name or by wire transfer to a bank account that is registered in the name of the High Risk Agent, and located in the country in which the High Risk Agent performed the services, unless there is an explanation acceptable to the Chief Compliance Officer for other arrangements;

(g)	A statement that travel, entertainment and other miscellaneous expenses shall not be incurred by the High Risk Agent for reimbursement by Suncor without Suncor’s prior written approval, and all requests for reimbursement must be supported by documentation acceptable to Suncor. Detailed records of all approved expenses shall be kept;

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(h)	Provision for automatic termination without compensation in the event a High Risk Agent has made, attempted to make, makes, attempts to make, or proposes to make, an Improper Payment;

(i)	The right for Suncor to audit the High Risk Agent's compliance with the agreement, including the expenses and invoices of the High Risk Agent.

Managing High Risk Agents	4.1.3	Suncor shall take measures reasonably within its power with a view to preventing Improper Payments or actions otherwise in contravention of applicable law or this standard by the High Risk Agent, including:

(a)	confirming that any payment made to any High Risk Agent represents no more than the amount outlined in the written agreement with the High Risk Agent and is an appropriate remuneration for legitimate services rendered by such High Risk Agent;

(b)	maintaining a record of the names and contract terms for all High Risk Agents who are retained by it in connection with transactions with Public Officials; and

(c)	monitoring the activities of the High Risk Agent.

5	Other Agent Requirements

Due Diligence Required	5.1.1	Prior to retaining or entering into a contract with an Agent that is not a High Risk Agent, Suncor shall conduct due diligence proportionate to the risks involved in retaining the Agent and shall use as guidelines the due diligence required for retaining a High Risk Agent to evaluate potential compliance risks with a view that Suncor only enters into business relationships with reputable, qualified individuals and firms. When appropriate, to be determined according to the risk involved, Suncor shall obtain equivalent or similar written representations and warranties from the Agent as is required of a High Risk Agent. Any contract with an Agent that is not a High Risk Agent, unless otherwise determined by the Chief Compliance Officer, must contain language requiring the Agent to comply with Suncor’s Supplier Code of Conduct.

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6	Joint Venture Participant Requirements

Due Diligence Required	6.1.1	Prior to entering into any joint venture, Suncor shall conduct the due diligence considered appropriate by the Chief Compliance Officer or delegate regarding the prospective co-venturer(s) and shall use as guidelines the due diligence required for retaining a High Risk Agent to evaluate potential compliance risks with a view that Suncor only enters into business relationships with reputable, qualified individuals and firms. When appropriate, Suncor shall obtain equivalent or similar written representations and warranties from the co-venturer as is required of a High Risk Agent. Commercially reasonable efforts shall be used by Suncor and Suncor Personnel to ensure that the principles set out in this standard are incorporated into all joint venture agreements (such as, for example, joint operating agreements).

7	Contractor/Supplier Requirements

Due Diligence Required	7.1.1	Prior to retaining or entering into agreements with a Contractor/Supplier, Suncor shall conduct the due diligence proportionate to the risks involved in retaining the Contractor/Supplier and shall use as guidelines the due diligence required for retaining a High Risk Agent to evaluate potential compliance risks with a view that Suncor only enters into business relationships with reputable, qualified individuals and firms. When appropriate, Suncor shall obtain equivalent or similar written representations and warranties from the prospective Contractor/Supplier as is required of a High Risk Agent. Any contract with a Contractor/Supplier engaged through Suncor’s supply chain, unless otherwise determined by the Chief Compliance Officer, must contain language requiring the Contractor/Supplier to comply with Suncor’s Supplier Code of Conduct.

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8	Gift, Entertainment and Travel Requirements

Caution with Public Officials	8.1.1	The offer and acceptance of entertainment, gifts and favours must at all times be in compliance with the policies of the recipient’s employer, with Suncor’s Standards of Business Conduct Code and with any Suncor business unit or functional group specific procedures.

8.1.2	In addition, Suncor Personnel shall not, either directly or through an intermediary, offer or provide gifts, hospitality or reimbursement of travel or other expenses to a Public Official, except with the prior approval of the Chief Compliance Officer or in accordance with the applicable Suncor business unit or functional group written guidelines as approved by the Chief Compliance Officer.

8.1.3	Suncor Personnel may pay or reimburse reasonable meal expenses incurred in good faith by or on behalf of a Public Official related to the promotion, demonstration, or explanation of products or services of Suncor or the execution or performance of a contract between Suncor and the Public Official’s government or agency thereof without pre-approval of the Chief Compliance Officer. Any such payment or reimbursement must at all times be in compliance with Suncor’s Standards of Business Conduct Code.

8.1.4	Suncor Personnel are responsible for ensuring that any gift, hospitality and/or reimbursement of travel or other expenses ultimately provided by them to a third party, including a Public Official, is fully and accurately recorded in Suncor’s accounting records.

9	Political and Charitable Contribution Requirements

9.1.1	All political contributions made by or on behalf of Suncor must be approved and recorded in accordance with the approval process and guidelines established by Suncor’s government relations group for political contributions.

9.1.2	All charitable contributions made by or on behalf of Suncor must be approved and recorded in accordance with the approval process and guidelines established by Suncor for charitable contributions as administered by Suncor Energy Foundation.

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10	Employment of Public Official Requirements

10.1.1	No Public Official shall be employed by Suncor, unless:

i.	the Chief Compliance Officer is satisfied that such employment is lawful in the country concerned;

ii.	the Chief Compliance Officer has determined that the services to be rendered to Suncor do not conflict in any manner with the governmental duties of such person; and

iii.	an ethics opinion, satisfactory to the Chief Compliance Officer, from the Public Official’s government employer has been obtained.

11	Books and Record Requirements

11.1.1	Suncor shall make and keep books, records, and accounts that comply with applicable law and accounting standards, conform to the highest professional standards of accuracy and consistency and that, in reasonable detail, accurately and fairly reflect Suncor’s transactions and the disposition of its assets.

11.1.2	All financial transactions must be properly and fairly recorded in Suncor’s books of account and must be made available for inspection by Suncor’s internal and external auditors.

11.1.3	Suncor shall maintain a system of internal accounting controls sufficient to provide reasonable assurances that transactions are executed in accordance with Suncor management’s general or specific authorization and that access to assets is permitted only in accordance with Suncor management’s general or specific authorization.

11.1.4	These requirements are applicable to all joint ventures which Suncor controls in fact or in which Suncor’s ownership interest is more than 50%.

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12	Terms and Definitions

Term	Definition
Agent	Any person, corporation or other entity retained by Suncor to represent or act on behalf of the company and legally bind it.
Audit Committee	The audit committee established by Suncor’s board of directors.
Bribe	Any payment, promise to pay, or authorization of the payment of any money, gift, reward, advantage or benefit of any kind, that has been given or offered either directly or through an intermediary, in order to influence the making or not making or implementation of a decision or act by the receiving party (whether in the public/government or private/business sector), and also means all attempts to make such payments. Bribe does not include Health and Safety Payments.
Chief Compliance Officer	The corporate officer responsible for this Standard.
Contractor / Supplier	Any service company, service provider, vendor, supplier, contractor, consultant, retailer, wholesaler or any other third party engaged by Suncor.
Employee	A permanent or temporary employee of Suncor.

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SUN-00317	14 of 16	Revision: 1.0

Suncor Standard

Prevention of Improper Payments Standard

Sensitivity: Public

Facilitating Payment

An occasional small payment, promise to pay, or authorization of a payment made solely to expedite or secure the performance of routine government actions which would otherwise be lawful and proper, such as:

(a)       obtaining licences, permits and other official documents to qualify to do business in a foreign country;

(b)       processing governmental papers, such as visas and work permits;

(c)       providing or obtaining police protection, telephone service, utilities, and mail services;

(d)       loading or unloading cargo, inspection of goods and protecting perishable goods from deteriorating; or

(e)       actions of a similar nature.

Health and Safety Payment	A payment strictly made in accordance with section 5 of this Standard.
High Risk Agent	An Agent who is retained from or acts, in its capacity as Agent, in a High Risk Country or is deemed to be a High Risk Agent by the Chief Compliance Officer.
High Risk Country	A country that scores lower that 70 on the annual Transparency International Corruption Perception Index or is deemed to be a High Risk Country by the Chief Compliance Officer.
Improper Payment	A Bribe, Kickback or Facilitating Payment, but does not include a Health and Safety Payment.
Independent Contractor	A one person service provider, who may be incorporated or not, and who either provides services on Suncor property or generally holds him or herself out as part of the Suncor organization.
Joint Venture Participants	One or more parties that have entered into a joint agreement or partnership with Suncor for the purposes of constructing, developing, and/or operating a project on behalf of the parties and Suncor.
Kickback	The payment, promise to pay, or the authorization of the payment of a portion of contract consideration to a person employed by or associated with another contracting party. This includes the improper utilization of sub-contracts, purchase orders, consulting agreements or gifts to channel payments to principals, employees or other representatives of another contracting party, or to their relatives or business associates.

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Suncor Standard

Prevention of Improper Payments Standard

Sensitivity: Public

Public Official

Is any:

(a)    Person employed or appointed by a government, state, province, municipality, or public international organization;

(b)    Owner, director, officer or employee of an organization that performs a governmental function;

(c)    Person employed or appointed by an agency, department, corporation, board, commission or enterprise that is controlled by a government, state, province, municipality, or public international organization;

(d)    Person acting in an official capacity for a government, state, province, municipality, or public international organization, or for an agency, department, corporation, board, commission or enterprise that is owned, in whole or in part, or controlled by a government, state, province, municipality, or public international organization;

(e)    Person acting for or on behalf of a government, state, province, municipality, or public international organization, or for an agency, department, corporation, board, commission or enterprise that is owned, in whole or in part, or controlled by a government, state, province, municipality, or public international organization; or

(f)    Elected officials, candidates for public office, political parties, and officers, employees, representatives and agents of political parties.

Supplier Code of Conduct	Suncor’s supplier code of conduct titled “The Way We Do Business – Working With Suncor”, as amended from time to time (available on www.suncor.com).

13	References

Background Documents

The following document(s) provide additional information that may be of interest or provide additional support for this standard.

•	Accounting, Reporting and Business Control Standard

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SUN-00317	16 of 16	Revision: 1.0

Enterprise Standard

Respectful Workplace Standard

Respectful Workplace Standard

Effective Date: 2020-06-08

Owned by: GM Employee and Labour Relations

Reviewed every year

Controlled Document

Copyright © 2024 Suncor Energy Inc. All rights reserved.

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SUN-00021	1 of 13	Revision: 3:1

Enterprise Standard

Respectful Workplace Standard

Summary of Changes

This Summary shows:

•	The location of each change within the document

•	All changes to this document since it was last approved and published.

Revision: 3.1	Date: 2024-06-05 (EGD-690)

Location of Change	Summary of Change
Entire Document	Yearly review - Minor grammatical and organizational role updates (non-substantive changes)

R # Requirements changed in the new revision will be identified with a revision triangle beside it.

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SUN-00021	2 of 13	Revision: 3:1

Enterprise Standard

Respectful Workplace Standard

Contents

Summary of Changes			2

Contents			3

1	About this Standard		4

2	Respectful Workplace Requirements		5

3	Discrimination		6

	3.1	Requirements and Guidance	6

	3.2	Resolution	6

4	Harassment		7

	4.1	Requirements and Guidance	7

	4.2	Resolution	9

5	Workplace Violence		10

	5.1	Requirements and Guidance	10

	5.2	Resolution	10

	5.3	Violence Prevention Procedures	11

6	Investigations and Reporting		11

	6.1	Requirements and Guidance	11

	6.2	Investigation Process	12

	6.3	Reporting to Government Agencies	13

7	Roles and Responsibilities		13

8	References		13

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Enterprise Standard

Respectful Workplace Standard

1	About this Standard

Purpose	The purpose of this Standard is to describe the requirements for supporting an inclusive and respectful work environment at Suncor.

Scope	This Standard applies to Suncor Personnel’s actions, behaviours and expected ways of working.

This standard is subject to and forms part of Suncor’s Standards of Business Conduct Code and Compliance Program.

Target Audience	This Standard applies to Suncor Energy Inc. and subsidiaries over which Suncor has operational control (collectively “Suncor” or “the company” or “enterprise-wide”).

As used in this document, “Suncor personnel” includes directors, officers, employees, and independent contractors (formerly referred to as contract workers) of Suncor.

Conformance Expectations	Conformance to this standard is required upon the date of approval.

In addition to what is provided for in this standard, Suncor Personnel must comply with the requirements of applicable laws and regulations relating to the matters covered by this Standard.

If a deviation to this standard is required, you must follow the GD deviation process.

Introduction	Suncor does not tolerate discrimination, harassment, or violence in the workplace. Suncor Personnel who participate in discriminatory, harassing, or violent behaviour will be subject to appropriate remedial and/or disciplinary action, up to and including termination of employment or termination of contract.

No retaliation or reprisals will be tolerated against any individual who, in good faith, complains of, reports, or participates in the investigation of any incident of alleged discrimination, harassment or violence.

If you feel that you are being discriminated against, harassed or subject to other behaviour that is contrary to this standard, or if you become aware of an incident of discrimination, harassment, or violence, you are strongly encouraged to report the incident.

Complaints filed will be handled confidentially and promptly in accordance with this standard. Suncor will investigate any complaints of discrimination, harassment and violence and will take appropriate corrective action to address any such incidents.

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Enterprise Standard

Respectful Workplace Standard

2	Respectful Workplace Requirements

Requirement	The following provides the requirements applicable to all Suncor Personnel.

2.1.1	All Suncor Personnel are required to act in a manner consistent with the expectations and requirements outlined in this standard.

2.1.2	No matter what their position, or that of the people with whom they interact, being inclusive and showing mutual respect and consideration is a fundamental expectation of our workplace.

Leadership	The following provides the requirements applicable to all Suncor Leaders.

Leaders are required to:

2.1.3	Take all reasonable measures to promote a work environment consistent with this standard;

2.1.4	Act fairly and consistently in dealings with all Suncor Personnel, and the application of Suncor processes and practices (e.g. recruitment, hiring, work assignment, promotion, transfer, termination, and selection for training);

2.1.5	Be aware of and work to mitigate personal bias when making decisions;

2.1.6	Foster a psychologically safe work environment, which is an environment where people feel safe to be themselves, to speak up, to acknowledge mistakes and to be supported to learn from them; and

2.1.7	Promptly consult with a Human Resources (HR) representative if they witness, become aware of, or receive a complaint related to behaviour prohibited under this standard.

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Respectful Workplace Standard

3	Discrimination

3.1	Requirements and Guidance

Requirement	Suncor complies with all applicable laws pertaining to discrimination. Suncor does not tolerate any forms of discrimination based on a person’s age, ancestry, citizenship, colour, family status, gender identity, gender expression, marital status, physical or mental disability, place of origin, race, religion or creed, sex (including pregnancy), sexual orientation or any other status protected by applicable laws.

Guidance	Discrimination means treating an individual unfairly based on any of the grounds listed above.

3.2	Resolution

Informal and Formal Resolution	Suncor Personnel may choose to resolve discrimination issues informally or formally using the methods outlined below.

1.	Informal Resolution – If comfortable, speak to the stakeholder(s) and/or person(s) involved to seek to understand their perspective.

2.	Formal Resolution – If the informal procedures described above are not appropriate or the behaviour continues, Suncor Personnel may take their concerns to their leader to file a formal complaint. If Suncor Personnel cannot discuss the issue with their leader, or they are dissatisfied with the results, they should consult with a more senior leader, a HR director, or the Suncor Integrity Hotline.

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Enterprise Standard

Respectful Workplace Standard

4	Harassment

4.1	Requirements and Guidance

Requirement	Suncor is committed to providing a respectful work environment. Suncor does not tolerate any forms of harassment and is committed to taking reasonable measures to eliminate or, if that is not reasonably practicable, control the hazard of harassment.

Guidance	Harassment is any single incident or repeated incidents of objectionable or unwelcome conduct, comment, bullying or action by a person that the person knows or ought reasonably to know will or would cause offence or humiliation to a person, or adversely affects the person’s health and safety, and includes:

a)	conduct, comment, bullying or action because of age, ancestry, citizenship, colour, family status, gender identity, gender expression, marital status, physical or mental disability, place of origin, race, religion or creed, sex (including pregnancy), sexual orientation or any other status protected by applicable laws; and

b)	a sexual solicitation or advance

but excludes any reasonable conduct of an employer or leader in respect of the management of Suncor Personnel.

Harassment includes actions (such as touching or pushing), comments (including jokes or name-calling) and visual displays (such as jewelry, clothing, buttons, slogans, body art/tattoos, posters or cartoons), which are reasonably perceived as insulting, intimidating, humiliating, hurtful, malicious, degrading or otherwise offensive to an individual, and includes sexual harassment, discriminatory harassment and other forms of harassment. Harassment can involve a single incident, or a series of incidents. Harassment can also occur on-line or through social media, as inappropriate emails, texts, and social media posts can be equally hurtful. All forms of harassment are prohibited by this standard.

The above types of harassment are examples only and do not cover all circumstances or conduct that may constitute harassment. If an individual feels that they are being harassed, they are encouraged to seek guidance from Human Resources or Legal Affairs

Important: Legitimate management intervention, or exercise of authority, including performance appraisals, counselling, and discipline, is not harassment.

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Enterprise Standard

Respectful Workplace Standard

Sexual Harassment Guidance	Sexual harassment has been defined in some jurisdictions as any conduct, comment, gesture, or contact of a sexual nature that is likely to cause offence or humiliation to any reasonable person or that might, on reasonable grounds, be perceived by that person as placing a condition of a sexual nature on employment or on any benefits or employment opportunity. Such harassment can include direct advances and reprisals or threats of reprisal if the advances are rejected. It also includes making a sexual solicitation or advance where the person making the solicitation or advance is in a position to confer, grant or deny a benefit or advancement to the person and the person knows or ought to know the solicitation or advance is unwelcome.

Sexual harassment also includes offensive or humiliating behaviour of a sexual nature that creates an intimidating, hostile or “poisoned” work environment. A few examples are: questions and discussions about a person’s sexual life; touching a person in a sexual way; commenting on someone’s sexual attractiveness or sexual unattractiveness; persisting in asking for a date after having been refused; telling a woman she belongs at home or is not suited for a particular job; eyeing someone in a suggestive way; displaying cartoons or posters of a sexual nature; clothing or tattoos displaying images of a sexual nature, obscene jokes, suggestive comments, and writing sexually suggestive letters or notes, including emails or texts; and offensive, obscene or persistent phone calls.

Sexual harassment is frequently more about the abuse of power than sex. It often occurs in situations where there is unequal power between the people involved and is an attempt by one person to assert power over the other. Harassment can also occur when an individual is in a vulnerable position because he or she is in the minority.

Persons flirting with each other or becoming involved in a romantic or sexual relationship are not harassing each other, as long as the relationship is consensual and none of the elements of sexual harassment, discussed above, are present. If one of the individuals changes her or his mind, and the other person persists in trying to continue the relationship, then the conduct can quickly become harassment and would fall within the behaviour prohibited by this standard.

Discriminatory Harassment Guidance	Discriminatory harassment is any harassment directed against any person on the basis of that person’s age, ancestry, citizenship, colour, family status, gender identity, gender expression, marital status, physical or mental disability, place of origin, race, religion or creed, sex (including pregnancy), sexual orientation, or any other status protected by applicable laws.

Some examples of discriminatory harassment may include racial or ethnic slurs, innuendos concerning a person’s age, marital status, sexual orientation, ethnic or racial origin, religion, or disability; sexist, racist, ethnic, religious or hate graffiti or symbols, offensive posters, and e-mails or screen savers mimicking someone with a disability.

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Enterprise Standard

Respectful Workplace Standard

Other Harassment Guidance	Disrespectful behaviour, also known as “personal” harassment, is also covered by this standard. While it also involves unwelcome behaviour that demeans or embarrasses an individual, the behaviour is not based on unlawful discrimination or is not sexual in nature. It includes patronizing or condescending behaviour, such as humiliating a person in front of co-workers and practical jokes that offend, embarrass or insult someone. This type of harassment can create a “poisoned work environment” where employees do not feel safe or comfortable or feel humiliated or demeaned.

4.2	Resolution

Suncor Personnel may choose to resolve harassment issues informally or formally using the following methods below:

Informal Resolution	While harassment has no place in a Suncor workplace, it may well be unintentional. Silence can be, and often is, interpreted as acceptance.

1.	Direct Approach – Sometimes the best way of dealing with harassment may be to inform the harasser that the particular behaviour is unwelcome, and to ask that it stop. Often, a person may not be aware that his or her behaviour is inappropriate and will change the behaviour once they realize this.

2.	Informal Intervention – It may be that communicating directly with the person is not enough, or that a person feels unable to deal with him or her directly. In that case, Suncor Personnel can speak to their leader, a more senior leader, or HR representative.

These informal methods are optional and depending on the situation, the individual may want to file a formal complaint immediately. If attempts at informal resolution fail, Suncor Personnel may still file a formal complaint.

Note: Suncor reserves the right to conduct a formal investigation into all incidents and complaints of workplace harassment that may be appropriate in the circumstances, including in cases of informal intervention.

Formal Resolution	If the informal procedures described above are not appropriate or the behaviour continues:

1	Suncor Personnel may take their concerns to their leader to file a formal complaint.

2	If Suncor Personnel cannot discuss the issue with their leader, or they are dissatisfied with the results, they should consult with a more senior leader, a HR director, or contact the Suncor Integrity Hotline.

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Enterprise Standard

Respectful Workplace Standard

5	Workplace Violence

5.1	Requirements and Guidance

Requirement	Suncor values safety above all else. Suncor does not tolerate any forms of violence and is committed to taking reasonable measures to eliminate or, if that is not reasonably practicable, control the hazard of workplace violence.

Guidance	Workplace violence includes, but is not limited to:

•	The threatened, attempted, or actual conduct of a person that causes or is likely to cause physical or psychological injury or harm to a person, and includes domestic or sexual violence (e.g., hitting, shoving, pushing, kicking, sexual assault);

•	Any threat, behaviour or action which is interpreted to carry the potential to harm or endanger the safety of others, result in an act of aggression, or destroy or damage property;

•	Disruptive behaviour that is not appropriate to the work environment, e.g. yelling or swearing; and

•	Other threatening or intimidating behavior such as following someone home from work, possession of weapons, ammunition, explosives (except such items used in the course of employment), any threat or attempt to initiate or participate in violence vandalism or malicious acts against the personal property of any person.

5.2	Resolution

Workplace Violence	In the event that any Suncor Personnel experiences an act of violence, they are encouraged to:

1.	Immediate Assistance – obtain immediate assistance by calling 911 (as appropriate) or the emergency number on the back of their Suncor access card (if applicable); and

2.	Reporting – report the incident to Corporate Security or the Suncor Integrity Hotline.

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Enterprise Standard

Respectful Workplace Standard

5.3	Violence Prevention Procedures

Security	Most Suncor sites are staffed with security personnel and the entry into Suncor workplaces is generally controlled and monitored through the use of security access cards.

1.	Suncor Personnel can contact security in the event of an emergency, generally by referring to the phone numbers listed on the back of each security access card.

2.	In addition, in the event that Suncor becomes aware of a persistent threat of violence or a specific threat of violence, Suncor will take reasonable steps to inform those Suncor Personnel affected or potentially affected by such threat of violence and the measures being taken to eliminate or control such threat.

6	Investigations and Reporting

6.1	Requirements and Guidance

Requirements	The following provide the requirements when an investigation takes place related to an incident of discrimination, harassment, or violence.

1.	All discrimination, harassment and violence incidents will be investigated in accordance with the Standards of Business Conduct - Investigation Standard and this document.

2.	In any investigation, Suncor will not disclose the circumstances related to an incident of discrimination, harassment or violence or the names of the complainant, the person alleged to have committed the discrimination, harassment or violence, and any witnesses, except:

•	where necessary to investigate the incident or take corrective action or to inform the parties involved in the incident of the results of the investigation and any corrective action to be taken to address the incident;

•	where necessary to inform Suncor Personnel of a specific or general threat of violence or potential violence, or

•	as required by law.

3.	Where it is necessary to inform Suncor Personnel of a specific or general threat of violence or potential violence, Suncor will disclose only the minimum amount of personal information that is necessary to inform Suncor Personnel of a specific or general threat of violence or potential violence.

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Respectful Workplace Standard

6.2	Investigation Process

Steps	Once an investigator has been assigned the following steps will be completed:

4.	Step 1: Investigation - The investigator will collect all relevant information and facts in respect of the incident. The complainant will be asked to provide and maintain all relevant information and facts including dates, times, places, names (including witnesses) and other details relating to the incident(s). The investigation will include, where appropriate, written statements outlining names, dates, times of the offence(s), the nature of the alleged discrimination, harassment or violence, any potential witnesses and the form of correction or redress sought through the complaint. The investigator will, with suitable sensitivity and the protection of the parties in mind, conduct individual interviews with all involved parties and document all discussions. The investigator will prepare a written report that documents all relevant information and facts in respect of the incident. All parties will keep confidential any information discussed.

1.	Step 2: Legal Review – The investigator will compile a report. It will be reviewed by the Human Resources director and the Legal Affairs department, who will then decide on the appropriate next steps.

2.	Step 3: Resolution – Once a decision has been reached, the results of the investigation will be communicated to the appropriate parties as soon as reasonably practicable.

3.	Step 4: Implementation – Any measures or corrective actions that have been identified as a result of any investigation shall be implemented as soon as practicable.

If there is insufficient evidence to substantiate the claim of discrimination, harassment or violence, the complainant and the respondent (if applicable) will be so informed. Those involved will also be informed that the documentation on the incident will be retained by the Human Resources Department on a separate confidential file (not on the individual's personnel file), and in the event that there are other claims of a similar nature in the future, the case may be reopened.

Where there is sufficient evidence to substantiate the claim of discrimination, harassment or violence, Suncor will take appropriate disciplinary or other action, up to and including termination of employment and reporting to the appropriate authorities.

Allegations of discrimination, harassment and violence are taken very seriously by Suncor and as such, the investigations are thorough. No retaliation or reprisals will be tolerated against any individual who, in good faith, complains of, reports, or participates in the investigation of any incident of alleged discrimination, harassment or violence. However, should a deliberately false claim be made against an individual, then the person making the false claim will be subject to disciplinary action.

Suncor Personnel involved either directly or indirectly in an incident of discrimination, harassment or violence are advised to use Suncor’s Employee and Family Assistance Program for counselling. Any person suffering an injury or adverse symptom resulting from an incident of discrimination, harassment or violence is also advised to consult a health professional for appropriate treatment.

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Respectful Workplace Standard

6.3	Reporting to Government Agencies

Reporting	Suncor Personnel are strongly encouraged to report any incidents of discrimination, harassment, or violence. Suncor Personnel are also entitled to file a complaint with their relevant governmental agency responsible for criminal law or human rights violations, as applicable. Suncor Personnel can contact their relevant governmental agency to establish the applicable limitation period and grounds and to obtain instructions for filing a complaint. This standard is not intended to discourage any Suncor Personnel from exercising their rights pursuant to ay other applicable law.

7	Roles and Responsibilities

HR Directors	HR Directors, in conjunction with Legal Affairs, are responsible for:

7.1.1	Keeping leaders informed of applicable legislation;

7.1.2	Developing and sustaining programs to support this standard;

7.1.3	Assisting management in implementing this standard, and

7.1.4	Determining the appropriate resolution to a complaint.

Chief Human Resources Officer	The Chief Human Resources Officer is responsible for:

7.1.5	Initiating reviews of this standard.

8	References

Background Documents	The following documents provide additional information that may be of interest or provide additional support for this Standard:

•	Business Conduct Policy

•	Equal Opportunity and Inclusion Policy

•	Standards of Business Conduct – Investigation Standard

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SUN-00021	13 of 13	Revision: 3:1